UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025
Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 23, 2025, of Euroholdings Ltd (the “Company”), announcing that certain of its shareholders, all associated with the Pittas family (the “Sellers”), have entered into an agreement to sell a portion of their shares of common stock of the Company, constituting a majority of the issued and outstanding shares of the Company, to Marla Investments Inc., a Marshall Islands corporation (the “Purchaser”), an unaffiliated third party (the “Transaction”). The Transaction is expected to close on or around June 23, 2025. The Board of Directors of the Company (the “Board”), upon the recommendation of a fully disinterested transaction committee, approved certain actions requested by the Purchaser to facilitate the Transaction and the associated agreements.

Registration Rights Agreement

On June 23, 2025, in connection with the Transaction, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchaser, pursuant to which the Company agreed to provide the Purchaser with two demand registration rights in any one 12-month period which shall require the Company to register under the Securities Act of 1933, as amended, all or any part of the Registrable Shares, as defined in the Registration Rights Agreement. In addition, the Purchaser may require the Company to make available a shelf registration statement permitting sales of shares into the market from time to time over an extended period. The Purchasers will also have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by the Company. The Registration Rights Agreement contains customary covenants and indemnification obligations of the parties.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached to this Report on Form 6-K as Exhibit 10.1, and which is incorporated by reference herein.

Amendment to the Master Management Agreement

On June 23, 2025, in connection with the Transaction, the Company entered into an amendment to the Master Management Agreement dated January 8, 2025, between the Company and Eurobulk Ltd. (the “Amendment to the Master Management Agreement”) to provide (i) that the “Subsidiaries” contained in the Master Management Agreement shall be only the subsidiaries as of the date of the amendment, and no future subsidiaries or vessels of the Company or its affiliates shall be so included; (ii) that the Master Management Agreement may be terminated by either party upon 90 days’ notice; and (iii) that Eurochart S.A. is not required to be the exclusive agent in respect of chartering and purchase and sale transactions.

The foregoing description of the Amendment to the Master Management Agreement is qualified in its entirety by the full text of the Master Management Agreement, which is attached to the Company’s annual report on form 20-F as Exhibit 4.3 and the Amendment to the Master Management Agreement attached to this Report on Form 6-K as Exhibit 10.2 and is incorporated by reference herein.

Amended and Restated Shareholders’ Rights Agreement

As described in the Company’s Form 8-A filed with the Securities and Exchange Commission on June 23, 2025 (the “Form 8-A”), the Company amended and restated its shareholders’ rights agreement to, among other things, exempt the Purchaser and certain of its affiliates from becoming an “Acquiring Person” as described therein.  The description of the amended and restated shareholders’ rights agreement and the related rights and Series A Preferred Participating Stock of the Company contained in the Form 8-A is incorporated herein by reference and is qualified in its entirety by the full text of the amended and restated shareholders’ rights agreement and the Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, which is attached to the Form 8-A as Exhibits 4.1 and 3.1 thereto, respectively.

Departure and Election of Certain Directors

Effective as of June 23, 2025, and not as the result of any disagreement with the Company or the Board, Dr. Anastasios Aslidis and Aristides P. Pittas resigned from the Board as a Class A Director and Class B Director, respectively.

Effective as of June 23, 2025, the Board has appointed George Margaronis as a Class A Director and Christos Triantafillidis as a Class B Director, each to serve until his successor is duly elected or until his earlier resignation, removal or death. The Board has determined that each of Messrs. Margaronis and Triantafillidis qualify as an “independent director” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, and meets the independence standards set forth in Rule 5605(a)(2) of Nasdaq Stock Market Rules.

There are no arrangements or understandings between Messrs. Margaronis and Triantafillidis and any person pursuant to which Messrs. Margaronis and Triantafillidis were selected as directors and there are no actual or proposed transactions between Messrs. Margaronis and Triantafillidis or any related persons and the Company that would require disclosure under Item 404(a) of Regulation S-K.

George Margaronis has been the Chief Executive Officer of Latsco Shipping Limited, a shipping company.  From 2002 to 2014, he headed the Athens operations of Clarksons, a global maritime consultancy and shipping services provider.  From 1992 to 2002, Mr.  Margaronis worked in various operational and commercial positions in a number of shipping companies. From 1989 to 1992, Mr. Margaronis was a dry cargo broker for H. Clarkson & Co. Ltd.  In addition, he is a director in various companies within the Latsco group. Mr. Margaronis received a B.A. in economics from Essex University and a M.Sc. in Shipping, Trade and Finance from Cass Business School (now known as Bayes Business School).

Christos Triantafillidis has been the Chief Financial Officer of Latsco Shipping Limited, a shipping company.  From 2006 to 2016, Mr. Triantafillidis was the Finance Director of Latsco (London) Limited, another company within the Latsco group.  From 2002 to 2006, Mr. Triantafillidis worked in the Group Finance team of Private Financial Holdings Limited, an investment holding company within the Latsis group, reporting directly to the Group CFO.  From 1995 to 2001, Mr. Triantafillidis worked as an Associate and a Financial Analyst in the Mergers & Acquisitions and Corporate Finance groups of Lazard Frères & Co. LLC in New York.  In addition to being a director in various companies within the Latsco group, Mr. Triantafillidis is a director of SETE Saudia.  Mr. Triantafillidis received his M.B.A. from INSEAD, a Master of Science degree in Engineering from Brown University, and a combined Bachelor of Science degree in Electrical Engineering and Bachelor of Arts degree in Business Economics from Brown University.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Registration Rights Agreement, dated as of June 23, 2025, by and between the Company and Marla Investments Inc.
10.2	Amendment No. 1 to the Master Management Agreement, dated June 23, 2025, by and between the Company and Eurobulk Ltd.
99.1	Press Release, dated June 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD

Dated: June 23, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President